Filed by AMB Property Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ProLogis

Commission File No.: 1-12846

Cautionary Statement Regarding Forward-Looking Statements

In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which ProLogis and AMB operate and beliefs of and assumptions made by ProLogis management and AMB management, involve uncertainties that could significantly affect the financial results of ProLogis or AMB or the combined company.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving ProLogis and AMB, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.  Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) maintenance of real estate investment trust (“REIT”) status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the merger and the timing of the closing of the merger, and (x) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by ProLogis and AMB from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither ProLogis nor AMB undertakes any duty to update any forward-looking statements appearing in this document.

Additional Information About the Proposed Transaction and Where to Find it:

In connection with the proposed transaction, AMB expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB.  ProLogis and AMB also plan to file other relevant documents with the SEC regarding the proposed transaction.  INVESTORS are urged to read the JOINT proxy statement/prospectus AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND when THEY become available, because THEY will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by ProLogis and AMB with the SEC at the SEC’s website at www.sec.gov.  Copies of the documents filed by ProLogis with the SEC will be available free of charge on ProLogis’ website at www.prologis.com or by contacting ProLogis Investor Relations at +1-303-567-5690.  Copies of the documents filed by AMB with the SEC will be available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at +1-415-394-9000.

AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about AMB’s executive officers and directors in AMB’s definitive proxy statement filed with the SEC on March 24, 2010.  You can find information about ProLogis’ executive officers and directors in ProLogis’ definitive proxy statement filed with the SEC on March 30, 2010.  Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Steve Callaway

Hello everyone, this is Steve Callaway here in San Francisco, joined by Hamid, Tom Olinger, Nancy Hemmenway and Deborah Briones.  And we want to welcome everyone to the call.  We have, because of the size of the call, put the callers on mute.  So, as was suggested in the invite yesterday, people submitted questions, and I have a list of questions that were synthesized from those solicitations, and what we would like to do is start with Hamid.

Audience Member

[Inaudible]

Steve Callaway

A little louder.  Okay.  Alright.  As best we can.

Steve Callaway

[Inaudible] Exactly.  I’m going to let Hamid start with an introduction and his thoughts on the potential merger and then I’ll moderate some question and answer session based upon the questions that were submitted yesterday.  With that, I’m going to turn it over to Hamid.

Hamid Moghadam

Great Steve, thank you.  I’m not going to spend a lot of time going over the facts of the transaction because you’ve heard them all in the press release and all the various webcasts that we had before.  I think it may make sense to review the strategic rationale for why we are doing this, why it is an attractive deal for our shareholders, and our employees and our investors and most importantly our customers.  And then that will segue into a Q & A.  I think the easiest way to describe this transaction is to point you back to Vision 2015, which is our five-year strategic plan that I think we discussed with you about a month or two ago.  And at that time we were fully committed to growing our business as an independent company.  We basically - the theme of Vision 2015 very simply was that we were going to deepen our presence in our key markets.  Unlike the last five years, last eight years, really, that we spent a lot of time growing our platform in three new continents and opened up a lot of new markets, developed a development capability, property management, leasing capability, and all that - it was a period of rapid change, but I would say broadening of the business.  Really the next five years as an independent company, our vision was to deepen that business and continue to do what we were doing on a more scaled basis and to become more efficient and to be able to do it better, but it wasn’t really to do more markets or anything like that.  The opportunity to merge with ProLogis was very compelling because it got us to where we wanted to go under our five-year plan almost overnight.  So, I think that if you look at the two companies put together, the way we can deepen our presence in our markets, service our customers, get to scale which is profitable above break even on some of our subscale platforms, that’s really the opportunity.  And we are fortunate enough to be able to do this at a time in the marketplace where the global economy is recovering.  So I think, unlike the last two to three years, where we’ve been mostly focused on keeping occupancies and fighting for every piece of occupancy and keeping rents going and all that, I think the next five years we are going to be in a better demand picture, and lower levels of vacancy - absorption has already turned positive in the US as you know and is pretty strong in most places in the world other than maybe Europe is a little bit behind and Japan is a little bit behind.  So this combination allows us to really take advantage of that without the distraction of having to drive for scale and deepening in these markets.  So that’s why it was so compelling.  Obviously, it’s a company that we have competed with for a long, long time.  We have high regard for them.  We know their strategy.  Their strategy and our strategy over the years have gotten much closer together.  If you look at our two companies ten years ago, we came from a private capital investment management background, they came from a development background. They believed that you had to be in every market.  We believed you had to be in a few key strategic markets.  They were developers, we were investors.  But now if you look at the companies they also have a pretty significant investor management franchise, they’re reducing the number of markets they are operating in and focusing on the key logistics markets that we’re in. We’ve taken a few pages out of their playbook in terms of creating a development business and a customer function that Steve leads, and by the way will continue to lead in the new combined business.  So, I think strategically the companies are much, much more aligned than they were perhaps ten years ago.  They have a lot of good people, we have a lot of good people.  I think we’ll have a really good team.  And I am really excited that we can really build not only one of the – I think its pretty clear that we’ve got the best and leading industrial real estate company.  Frankly, I thought we had that already.  And if you asked Walt Rakowich, he probably thought he had that already.  But it’s pretty clear we have the leading industrial real estate company.  But I think that if that was the entire opportunity, frankly that wouldn’t be very exciting.  I think that we have the leading real estate company in the world.  If you really look around and look at companies that have $40-50 billion of assets, companies that have $25 billion private capital franchises, companies that develop in four continents around the world, companies that actually have ongoing dialogues with their customers on a regular basis and companies that will have - will, this is a future thing - the balance sheet that this company will have.  I think there are very few and far between.  We will be one of the top 200 S&P companies, and I have a feeling we will be in the top maybe 100 in not too long.  So I think it is a remarkable opportunity, one that only really comes up a few times, actually, probably only once in a lifetime.  And I think it was really important that we take advantage of it.  Let me talk about the negatives of this.  Obviously, the negatives of this is that the combined companies will require fewer people than they each have in aggregate.  And that means that some of our colleagues will be leaving the business.  And that is going to come from both sides, both companies.  I mean there is no two ways about that.  But we hope to communicate all of those decisions very quickly, the vast majority of you will have the same responsibilities as you had before, some portion of you will have much greater responsibilities and a small portion of you will no longer be a part of this combined team.  But the good news is that we have a pretty good track record of handling people in a responsible, and professional and generous way.  And I can tell you that AMB people are highly sought after.  I think you saw that in the depths of the recession in late ‘08.  Most of our colleagues had been able to find very good positions.  I spent, frankly, a lot of my time being references and helping people find that.  I think you’ll find much better opportunities actually in this part of the cycle.  And while I’ll miss some of my colleagues, I think they will do very well.  So with that let me just stop there, and [inaudible] my understanding is that you got these questions submitted.  And once we are through these and any of you want to ask more questions we will be happy to take those as well.

Steve Callaway

Great, yeah.  These were all submitted through the solicitation earlier and boiled down.  So I’m going to try to pass them around a little bit.  But I am going to start with you first Hamid.  Because this is the benefit of being the moderator, you get to ask your question first, I guess.  One of the things, and I’ve heard this from several people within the company, there is a lot of pride in working for AMB, a lot of pride in the name, why did we decide to relinquish the name as part of the merger.

Hamid Moghadam

Well you know this is a merger of equals.  Notwithstanding everything you read about in the newspaper, we are not acquiring ProLogis.  Actually, in a legal sense, I guess we are, because the entity is the old AMB entity.  But that doesn’t mean anything.  This is a merger of equals and in a merger of equals there is give and take.  You know, this deal went through a lot of ebb and flow like these things would do, normally do.  One of the things that was really important is that this be about building a great company, not about people’s egos, individual people’s positions.  You know, one way of thinking about it is that I am getting a double demotion.  You know, I used to be CEO and Chairman, now I am CO-CEO and am no longer, by the way, founder.  So that’s not easy I mean, you know, if your name’s on the door.  That’s not easy.  But to me this is about building a great company.  Its not about my ego or Bob’s ego or Doug’s ego of having our names on the door.  I’m very proud of AMB’s name.  Frankly, I have to figure out what to do with half my wardrobe because I have so much AMB logo wear.  But this company has grown beyond individuals.  I think that it is important that we remember our heritage and where we came from.  The most important part of which I think is remembering that just because we are the biggest and baddest, does not mean that we get arrogant.  I think that this company has always got to be the David.  This company has always got to be the scrappy entrepreneurial company that we’ve tried to make it be.  One of the things, by the way, I miss is that, as we’ve grown, we’ve gotten slower and less entrepreneurial than before.  And one of the big risks of this combination is that we think we are so big and so great that we don’t have to try harder, I still believe – most of you are too young to remember this but - the old logo, saying for Avis was “We try harder.”  I think we need to continue to be Avis and try harder because arrogance will kill this company not withstanding all its strategic advantages.  So, long way of saying giving up the name was hard personally but the right thing to do for the company.  There were lots of other things that were important like where the corporate headquarters is, and what the long-term leadership of the company will be, and who would be the CFO of the company in the long-term, etc, etc.  And we felt that overall this was a balanced transaction where each party compromised on some things, and we compromised on the name.

Steve Callaway

Great, Okay, thank you.  Question for you Tom: How long will the merger take?

Tom Olinger

Well I think it depends.  We do need to go through regulatory approval.  So we signed a merger agreement.  And that merger agreement is predicated on both companies getting shareholder approval.  We need to get 2/3 of our shareholders to approve the transaction; ProLogis needs to get a simple majority, so 51%.  That’s just how both of our bylaws work.  What we need to do before each company can have their prospective shareholder meeting, we need to file what’s called an S-4.  An S-4 is just an SEC filing where we agree to exchange shares of AMB for shares of PLD.  The timing of that will try to get something [inaudible].  I’m sorry.  AMB will exchange shares of AMB for PLD.

Steve Callaway

PLD will exchange its shares for new AMB shares.

Tom Olinger

Right.  So, that filing will hopefully go on file by the end of February, early March, depending on whether we get reviewed by the SEC.  We could get - that filing could become effective, that proxy could become effective, in a couple weeks or it could take eight weeks.  So, from an inside perspective, you could have a closing, sometime, aggressively, end of April, most likely sometime in the end of May.  But that would be the timing.

Steve Callaway

Okay. Thank you.  And sticking with you Tom for a second, what does it mean when we talk about having operations in Denver and the headquarters here?  But who will actually be – what functions and who will actually be in Denver?

Tom Olinger

Well, we are still working through what roles will be where and what functions will be where.  But there is one item from a back office standpoint that I want everybody to understand.  So AMB is the legal acquiror - we’re issuing shares to acquire ProLogis - but from a financial and accounting and SEC sense, ProLogis is acquiring us.  And there are rules that the SEC has around that that’s really what drives - it is their relative size as compared to ours and the initial board composition of the company: six board members from ProLogis and five from AMB.  Even though we are legally acquiring them, they are acquiring us from a financial standpoint.  Now, what that means is they have the predecessor financial statements, they are the history of this new company going forward.  Now what that means is that our history, our financial history, goes away in purchase account.  So what that means is logically we would need to rely on their systems and financial backbone going forward.  And that means a lot of functions from that perspective will logically be in Denver where that infrastructure already sits.  It would be very difficult to try to uplift that infrastructure and quite frankly move it anywhere, not just San Francisco.  So that will dictate a lot, quite frankly, of the back office activities.  We still need to work through that.  But I do suspect that a lot of that infrastructure will be there.  That’s not to say we can’t have infrastructure support any where else in the world like we do now.  We just need to work through that.  But I wanted to let you know what’s driving all that.  Clearly from a real estate side, there will be real estate leadership there.  With Gene Reilly ultimately residing in Denver.  Gary Anderson, who would run the Europe and Asia activities, would be there.  Hamid will be here.  The CFO, Bill Sullivan, will be in Denver.  And Nancy will be here.

Hamid Moghadam

But wait, the CFO Bill Sullivan for the next 18 months will be in Denver, but Tom will be here.  And Tom is designated as the CFO starting 12/31/12 or 1/1/13.  Tom will be CFO.  So the CFO function will actually be in San Francisco long term other than this 18-month period.  That’s important.  So, that’s important to clarify.

Tom Olinger

But I think the key is just like we operate today, we have leaders all over the world and we are going to try to balance all that out as we look forward.

Hamid Moghadam

So let me give you some stats.  So basically between San Francisco what we have here and what they have - the total headquarters function of the two companies is about 400 people, I think, and the combined people of the two organizations is a little bit more than 1500.  So there’s a lot of discussion about this headquarter thing, but its really important for our colleagues, particularly those on the phone, to realize that at this point only about a quarter of the combined company’s employees are in headquarters so most of the people are actually in the field doing real estate stuff.  One of the other things is that, with OPALS having taken place last year, a lot of our back office that would have been here, and would have been affected by this, has already been affected by this.  So that actually minimizes the impact on the financial infrastructure in that way.  They haven’t done OPALS, so that’s something we are going to have to give some thought to later.  But a lot of the systems and all that have to be integrated as well between the two companies.  I suspect bottom line for those of you who are most interested in that question – relocation – very, very few people will either relocate from here to Denver or from Denver to here.  It’s more about finding out where the functions are and where people reside.  I would say at the end of the day if we have 20 people that move around as part of this thing I’d be surprised even if there are that many.  Nancy?

Nancy Hemmenway

Yeah, I would agree.

Hamid Moghadam

10 or 15 at the most.

Nancy Hemmenway

Yeah.  Pardon?

Audience Member

I couldn’t hear.

Hamid Moghadam

Okay.  Maybe 10 or 15 at most would move back and forth between Denver and all that. Now, a lot of us are going to be spending a lot of time on the airplane.  I mean, I think I’m going to spend a week in Denver, maybe a week and a half here, and a week and a half you know flying around everywhere else.  So, I mean we’re a global company guys.  For those of you who have been here for a long time, it was nice that we were a nice little San Francisco cozy company and we invested in the Bay Area.  Those days are long gone.  So, we need to start acting like a global company with people everywhere.

Steve Callaway

Thank you.  Nancy, let me turn to you for a sec.  [Inaudible]  How will we determine staffing locations at various levels throughout the company?

Nancy Hemmenway

We are going through a process right now where as the executives are now working with their next layer down and they are working with their teams from both sides, so it is a very collaborative effort.  And we are identifying what is the right organization that we need going forward. We are working on that.  We want those decisions to be made as quickly as possible because it’s a very awkward time, very uncertain, and nobody likes that.  However, we also want to be very thoughtful about it and make sure that we are taking the needs of the business and the needs of what we need in the next five years into consideration.  So that work is working right now.  Gene is working very closely with his people.  Guy is working very closely with Gary Anderson.  Tom is working with Bill Sullivan, particularly, because of the earnings call we got a bit delayed that way, but hopefully that will get all moved forward.  So we’re hoping that within the next couple weeks, we’ll have all that figured out and we’ll be able to talk to you more about it.

Hamid Moghadam

At the end of the day – here’s my prediction – I think by the end of February, at the latest, we will have an exact plan that we can communicate to all of you about who’s staying and in what job, who’s leaving at what time and what the packages are that are associated with each decision.  I think we owe it to you to make those decisions very quickly and communicate them very quickly.  And I think most of that will be neutral news or good news – there will be some bad news in that.

Steve Callaway

Thank you.

Tom Olinger

I have one thing to think through, from a timing perspective, is when something might close.  Some time late April, mid to late May, sort of, that’s our guess on where things could land.  And, as Hamid said, we will commit to be as forthright with you and honest with you.  We promise we’ll do that as fast as possible.  What we’ll need to work through is the timing of certain things as far as, if you are transitioning, how quickly that will be because some areas will be different than others.  So, I think you’ll have a good - if you are leaving - I think you’ll have runway to know when that is and we promise work with you and be open with you on that.  What I’d ask of all of you is let’s not have those conversations about who’s going when and where outside of the company because that could be really devastating to people internally as well as our customers, our investors outside.  So we want to be open with you and we will be open with you, but you need to be sensitive with that information based on what we are all doing because we need to have a strong message to our customers, our partners, our shareholders, about when things are moving.  But we promise we’ll be open with you and forthright with you.

Steve Callaway

Thanks, Tom.  Actually that segues into a question that was here about what can we say to people outside the company: One, about the transaction and two, about the people that will be affected?  I think that may be a question about either you, Hamid, or both of you.

Deborah Briones

With respect to the transaction, in terms of what we can do, I think there are two things to note here.  One, with respect to what we can and cannot do from an antitrust perspective, and then the second thing is what we can and cannot do from what’s prescribed under the merger agreement.  With respect to the anti-trust regs, because of this merger we will be reviewed by antitrust authorities.  So it’s really important that we continue to operate as two separate and independent entities.  What does that mean, practically speaking?  We can plan all we want.  We can talk to them and plan.  We can do what we need to do to close out this transaction.  But it is critically important that we continue to compete with them as we did before the signing of the merger.  So, in terms of what we wouldn’t have disclosed to them or collaborated with them, in terms of competitively sensitive stuff, before the transaction, we would continue to not do that stuff in the interim period.  With respect to the merger agreement, what’s prescribed in there, there are these things called covenants, in the merger agreement, and really what that is a list of stuff that we need to get their consent to do, in the interim period, and…

Hamid Moghadam

And vice versa.

Deborah Briones

And vice versa.  Absolutely reciprocal.  And we can go into details with individuals later but generally, generally speaking, if you’re planning on doing something that is outside of the ordinary course and/or would involve a fair amount of money, and, I would say approaching 50 million would be a good sort of benchmark to keep in mind, that’s likely to require a consent - and we’re happy – come to any one of us – and we’re happy to kind of work through that with you, but that’s just something to keep in mind.

Hamid Moghadam

I wouldn’t worry about that.  There are very few people in this room that could spend 50 millions dollars.

[laughter]

Deborah Briones

Right.

Hamid Moghadam

In fact, there are very few people in this company that could spend that kind of money – without some alarm bells going off.

Deborah Briones

Absolutely.  The bottom line, guys, what we are trying to do here, you know, we are trying to establish a relationship of trust with them so that we aren’t surprised by what they’re doing and they’re not surprised by what we’re doing.  So keep that in mind as we continue to operate in the interim period.

Hamid Moghadam

By the way, their tenants are fair game.  Feel free.

[Laughter]

Upon till closing.  Then we’re one big active family.  There’s a question over there.

Audience Member

I just want to ask a clarifying question about what Tom said about talking about people that are leaving.  For specific people that we already know are leaving.  Are you saying that you don’t want them to tell people outside the company anything about that?

Hamid Moghadam

No, hold on.  Let me clarify this.  I think it is very important that as we make these decisions serially - because we can’t - it’s very difficult to go figure out what is happening to somebody in a remote office until you figure out who that person’s boss is and, in the combined company, whose going to be the leadership of that.  Okay?  So we’re going to try to fix these people decisions going from the leadership level all the way down, figuring out who the leaders are, who the people are and there are certainly going to be some positions where we are going to have three positions and we have five really good people and we need to make that decision.  It would be really bad for that person to hear misinformation when that decision hasn’t been made.  And in my experience, there’s a lot of rumor mill that takes place in these kinds of situations.  What Tom was trying to tell you is don’t listen to any of that baloney.  If you don’t hear it from us, it’s pure conjecture; and we’ll tell you in a forthright manner when those decisions are made.  Don’t … and Jill, you’ve see us operate in 20 years or 15 years or however long it is.  It is not our style to withhold information.  We are going to be…

Audience Member

I just want to make sure:  So we know that generally someone is leaving, then that is Okay other people who work with the market can’t…

Hamid Moghadam

Absolutely. And the people that… Yeah.

Tom Olinger

I would like us to wait, though, you know give us a couple weeks.  Let’s deliver the whole picture and not a thousand little snapshots.

Audience Member

Okay.

Tom Olinger

Is what I’d really like to see happen.

Steve Callaway

Alright, let me transition a little bit here and we can transition back to those kinds of topics.  Hamid, one of the questions was:  Will we still do deals through the transition?

Hamid Moghadam

Yeah.  Hell yeah.

[Laughter]

Steve Callaway

That was easy.

Hamid Moghadam

This thing may not close.  We may not get shareholder approval.  We have a business to run.  I don’t think that’s…

Steve Callaway

Business as usual.

Hamid Moghadam

Absolutely.  We’re amped up.

Steve Callaway

And one more for you on a slightly different, somewhat different topic.  Culture  You know, I think you’ve said that the companies actually have fairly similar cultures.

Hamid Moghadam

Actually, that’s not what I said.

Steve Callaway

Okay. Then I let you… How do you integrate those two cultures, I guess, is the question?

Hamid Moghadam

I’ve got to tell you, culture depends on the people who are in the company.  I’ve heard, if you can talk to the people that have been at AMB for 20 years, they will tell the culture of this company was great 20 years ago and starting about 19 years ago we got too big, too bureaucratic, too slow.  You talk to people 10 years ago, they’ll tell you the same thing.  You go to Frankfurt, there’s a different culture than there is in Mexico City.  Culture is not a top down thing.  Culture is a function of the people that are in the company, how much they care about what goes on, and whether they make it a fun, enjoyable place to work or not.  Different societies, different locations, different periods of time have different culture.  I do believe we have the same values.  So I think that’s really important.  Everything I’ve seen in dealing with these folks over the last, however long it’s been, they have always behaved in a high integrity way, they care about their customers, there’s a lot of respect in the organization, all those things that we value in the company.  I would like them to be a little more entrepreneurial and faster.  I would like us to be a little more entrepreneurial and faster also.  So, on the basic values, there’s complete alignment, and I think it is up to all of you and your colleagues that are going to coming from ProLogis to build a culture that works for you.  But I am not in charge of culture.  You are.

Steve Callaway

Great.  Thank you.  This is maybe Hamid or Tom, whoever wants to take it.  What’s the likelihood we’ve heard a little bit about the one thing that could happen to sidetrack this transaction, and what’s the likelihood of another company submitting an offer that’s more compelling than the current merger that’s on the table?

Hamid Moghadam

Well, I think it’s a free market, and the company is owned by the shareholders and that’s why you go for a shareholder vote, and if shareholders think there’s a better deal out there, the shareholders will choose that deal.  But I have a hard time imagining and, by the way, those of you who read the analyst reports, not that analysts are always right, but that the vast majority of the analyst reports are very positive on this combination and, its strategic benefits and that makes it very harder for another party to jump in the middle of this ‘cause this is not a financial transaction.  This is a not about paying a dollar-fifty for something that’s worth a dollar.  This is about combining the companies so that the former shareholders of each, through a combination, get more value once they put Humpty Dumpty together.  So that’s the idea.  I think, and I think most people who know something about this business, agree that the probability of that is very, very low, but it’s not zero and I am not worried about it because I think we have shareholders that are interested in maximizing their return over time and they’ll do the smart thing.

Steve Callaway

Great.  Nancy, let me ask you a question here.  There will be some overlapping office locations where there are two offices in the same place.  What’s the plan with respect to those decisions?

Nancy Hemmenway

Again, when the people that are in charge of those office locations, both sides, will come together, they’ll assess which is the best location to keep. We’ll get out of one.  We’ll keep the other one.  I don’t have any definitive answers on any offices yet - I haven’t seen that - but I am sure Gene, Guy, and Gary Anderson are all taking a look at that.

Hamid Moghadam

I suspect, by the way, that we’ll be moving out of both offices, in some places, and into a bigger office because…

Nancy Hemmenway

That’s a good point.

Hamid Moghadam

Because in a lot of places we won’t have as much space or they won’t have as much space for the combined companies.  Again, in the field, we’re running a lot more real estate so we are going to have a lot of people in the field running all this real estate.  It’s pretty tough to get that much more efficient running on real estate because we’re already pretty efficient.

Steve Callaway

And kind of in that line of thinking, I think, Hamid, you touched on what the actual head count is.  Can you talk a little bit about what you think it will be at the end of the integration?

Tom Olinger

I can take that.  So Hamid mentioned, there’s about - together we have about fifteen hundred and forty people, combined, as a new company.  That’s about 510 and on our side and about 1130 on their side.  When we look at a high level, we think that there’s probably 20 percent of jobs that overlap.  And so if you look at that at a high level – we’ve talked about synergies of $80 million, you look at the combined companies on a gross basis, it’s about 410 million.  So that’s your $80 million.  So if you play that out on 1530 employees that means about 300 people there are probably positions that overlap.  So that’s what…

Hamid Moghadam

…That’s a very rough number.

Tom Olinger

That’s rough, but…

Hamid Moghadam

And, by the way, a third of those roughly would be AMB, two thirds would be [inaudible] because - so if you take that math to its extreme, it’s plus or minus 100.

Tom Olinger

On the AMB side.

Steve Callaway

Thank you.

Hamid Moghadam

But that could move around a lot, so don’t lock in on that number.

Steve Callaway

Let me stay with one more big picture question.  Tom, as announced, you’ll be part of leading the integration team.  What’s that team look like, and the question here is, who will be part of the integration team?

Tom Olinger

Okay.  Nina Tran and I.  And we’re identifying - we need a couple people from the ProLogis side - but we will be leading the integration efforts.  Now that’ll be a relatively small team, but they’ll be a very large team that sits underneath it.  There will be people from both organizations who will be helping to run the integration by function, by geography, across the board.  So those efforts are under way.  We’re trying to form that team right now, the small team, in reaching out and identifying who will be part of the integration team for business units and geographies.  But that’s something that’s underway and we’ll communicate that as soon as we can.  Hopefully next week.

Steve Callaway

Great.  Deborah, some logistical questions, but important to a lot of us:  What will happen to the trading window?

Deborah Briones

Just like usual, as expected, we’ll open the trading window, a couple days after earnings is released, Monday.

Steve Callaway

And I presume, though, in this context, people have to be very, very careful about asking approval and thinking about…

Deborah Briones

Right.  It’s business as usual with respect to the trading authorizations, and the same rules apply if you end up with material non-public information you won’t be able to trade, but we’re going to open up the window on Monday, as usual.

Steve Callaway

Okay.  There was another question here as follow up, but I think you just answered it.  What can we do during the transition?  What are we prohibited from doing? That’s kind of a broader…

Deborah Briones

Yeah, that’s kind of what I got to earlier with respect to the anti-trust…

Steve Callaway

Thank you.  And Nancy, on that same kind of line of thinking, what changes or what happens to employees current benefits, compensation, 401K and all that.

Nancy Hemmenway

Great.  Everything stays exactly the same way it is.  We are on the same incentive plans, same 401K match, same compensation program until we close and then after close - well during this transition period, my team, working with the ProLogis team will be looking at what is the new benefits compensation program going forward and then we hope that once we close, what ever changes need to be made, we’ll be announcing those at that time.  It may take a little bit after that to have that happen.

Steve Callaway

There was one specific question of:  Will the matching for the 401K remain the same or that’s a decision that remains…

Nancy Hemmenway

It remains the same up until close, and then that will be all part of the decision making as we go through and..

Hamid Moghadam

We don’t, by the way, intend to cut back on benefits or that kind of stuff.  We just haven’t figured it out.  But the philosophy will be the same.  We’re not going to start doing things radically different after 27 years of doing it the right way.

Steve Callaway

Tom, from a systems perspective, there’s a question here about what systems are we keeping and then the what is the impact on Yardi?

Tom Olinger

We’ve got some work to do around that yet.  From what we understand,  ProLogis is using Yardi on the real estate operations side.  They are not using it from the general ledger  side like we are.  So that is good news that we both will have the same real estate front end.  We need to quickly make some decisions here, which Wayne and I and Nina and the team are looking at, and we are going to coordinate with ProLogis on this as well.  We have a call later on today.  But I would suspect that we will continue to implement Yardi on the operations side and we’ll take a pause on the general ledger for now.  That doesn’t mean we won’t go forward with it, it just means we need to take a pause and figure out how that will happen.  ProLogis is going through a systems implementation as well right now.  They use Yardi on the real estate side, although its an older version, and they use PeopleSoft for their GL and consolidations.  It’s a very robust system that they have built, and they are going to be upgrading that system right now.  So, best guess is Yardi on the ops end and then a People Soft backend for the GL.

Steve Callaway

Hamid, this is a bit of a statement and then a question.  The statement is ‘bigger isn’t always better.’  Why is it better for AMB to merge with a company that has had more difficulties in surviving the recent crisis?  And maybe a related side to that is the next question:  If we have a strong balance sheet, why take on a company with so much debt?

Hamid Moghadam

Those are great questions.  Bigger is not better.  Um, better is better.  The question is, in this instance, does bigger get us to be better, and I think it does.  And the reason for it is this:  if you look at our markets for example in Europe, we have about a billion and a half dollars of assets.  In order for us to be efficient in operating in Europe and profitable on an ongoing basis, we needed to have four billion dollars in assets.  ProLogis brings about ten billion dollars in assets immediately, so that gets us to a profitable scale right away, and it gets us into the UK, gets us into Central and Eastern Europe.  And for those of you who have been involved in building up platforms, you know how difficult it is to hire people, start all over again, get traction in the market, make your mistakes, and get there.  This actually allows us to get there very quickly.  In Japan they’re roughly two and a half billion dollars, we’re about a little over two, two billion dollars.  Together, we will have a five billion dollar company.  That’s scale, that’s profitable.  Mexico, our platform will double immediately.  That becomes profitable from losing ten million dollars a year on an overhead basis we get immediate profitability there.  So it gives us scale in markets where we are sub-scale.  The private capital business, we have about about seven billion under management.  They have about eighteen.  Together, we’ll have about twenty-five billion under management.  Twenty-five billion under management will put us in the top four or five players in the investment management business, and all we do is industrial.  So the scale of that is just colossal.  So those are the advantages, but if we screw this up on the way of getting these advantages, bigger will be worse.  So I think the key is executing this.  I think our customers - right now for example ProLogis customers, who want facilities in Brazil - they’ve actually turned us on to a couple deals.  Before we started discussing with them actually - interesting this is in the third quarter last year - they had customers that wanted facilities in Brazil, and they either had to lose the advantage of having those customers or have somebody take care of them, and they pitched them our way, even before we had the first conversation with them.  Obviously, we’re going to have customers that want to be in Central and Eastern Europe and the UK and all that where we don’t have the ability to service them.  China - they sold their China platform two years ago in the middle of the crisis - we bring China to the equation.  So we get scale in the markets where we overlap, and we cover more of the world.  We cover about 78% of the global economy this way.  So those are all important strategic advantages.  They are more leveraged than I like to be, but they are a lot less leveraged than they were at the peak of the market.  They’ve actually done a really good job.  Walt Rakowich and Bill Sullivan and their team, and you’ve heard me say this before, as much as I hate to talk up a competitor, I think these guys saved that company.  I think that company was at the brink of something really bad happening in ’08 on a colossal scale, and we got caught in the downdraft of that, actually.  And that was bad enough.  But these guys have done a really good job.  They sold some assets.  They sold some divisions in China.  They had to do some major triage, but they got the company in a really good place.  I would say they have an okay balance sheet right now; they don’t have a great balance sheet.  I think we have a very good balance sheet.  We will have a great balance sheet.  You know, in fact, if you look at this piece of paper I have in front of me, page sixteen of the Investor Presentation, which I really encourage you to look at, that’s the only page you really need to look at.  Item 5 is creating one of the strongest balance sheets in the business.  You know I am beginning to value my sleep a lot in my old age, and I don’t want to get anywhere near 2008.  We’re going to have a very, very fortress-like balance sheet because I’ve learned that being a little more leverage and picking up nickels and dimes along the way in terms of excess return is not worth it.

Picking up dollar bills and hundred dollar bills when you know what hits the fan - that’s where the advantage of having a good balance sheet is.  So we are going to, in time, and this is probably going to take three years, but we’re going to get, and I’ve told Tom this, and this part of it is not a promise of a certainty, but my desire is to have one of the top three balance sheets in the business, and certainly the best balance sheet in the industrial business.  So that’s a commitment.  They’ll put us a little behind in terms of leverage, but we also have some non-strategic markets that they bring to the table that over time will be a source of capital as we dispose of assets in those markets and we deploy in the markets we want to be in.  Drew and his team are going to be very, very busy for here.

Tom Olinger

I’ll add a couple things on top of that just from a financial markets standpoint.  Being a top 200 S&P 500 company means a lot.  It means index volume on your shares. It means if you’re in the 500, you’re that high up, people need to invest in you, from an index standpoint.  It means we’ll have one of the top three or four traded REIT bond liquidity.  Liquidity is very important.  You get paid to have liquidity, meaning we have lower borrowing costs.  As the borrowing company, when you have that sort of liquidity, we’ll be one of the top three or four liquid REITS.  So with all of that size, bigger is not better from how you operate, necessarily, but it certainly is in the financial markets from a liquidity standpoint, and there’s a nice premium that comes with that.

Hamid Moghadam

The reason bigger, by the way, is sometimes worse, is because of bureaucracy and slow decision making. And if there’s one thing I’m concerned about is that, and that comes with arrogance, if you are the largest and you think you’re really great, that’s when you’re going to get kicked pretty hard. So I think one of the main jobs will be to try to get that really scrappy entrepreneurial thing back into both companies, integrate this thing quickly, step on the gas.

Steve Callaway

Great.  One final, big picture question here, and that’s a term we’ve heard a lot:  What’s the term ‘merger of equals’ mean?  Hamid or Tom, whoever would like to address that.

Hamid Moghadam

It means that normally when there is an acquisition of a company, usually, the larger company is the acquirer; usually, the smaller company is the acquired company; and the larger company pays a premium on the shares of the smaller company to acquire it.  So in this case we’re doing a straight swap of our shares together.  We’re not paying a premium for them; they’re not paying a premium for us.  In a merger of equals, we both bring our equity base together, and the benefits to the transaction accrue proportionately to the shareholders of both companies over time, as opposed to the seller capturing that day one, and the buyer hoping to earn something above that, over time.

Tom Olinger

Deborah can correct me here, but from a legal perspective, very simplistically, it means there’s not a buyer and there’s not a seller.  From a legal perspective there is no sale that goes on; the two companies are just combining into one.  One’s not a buyer, one’s not a seller.

Hamid Moghadam

It’s an addition to your house as opposed to a new house.  [laughter] A big addition.

Steve Callaway

Great.  With that, and I apologize to the people who are on the phone because we do have you on mute and we’re going to have to keep it that way, but we do have enough people here in San Francisco if there are questions, additional questions from the audience.  We have a couple minutes to go so, please.

Steve Callaway

Ken.  I’ll repeat the question too, so give me a second.

Audience Member

[Inaudible]

Steve Callaway

Hold on, Deborah, let me repeat the question for those people on the phone.  Ken’s question was, do we need to advise if we’re individual, or disclose if we’re individual holders, of PLD stock, and if we’re going to be a seller or buyer of ProLogis stock do we need to disclose?

Deborah Briones

From this point until we close, it’s going to be about us as AMB, so trading approval will really be specific to any sort of equity that you hold in AMB.  But from an individual standpoint you want to keep in mind the insider trading rules will apply to you no matter what type of security you hold, so if you end up with material non-public information about them then you want to consider that in terms of not trading their stock, to not violate those rules on that end.

Hamid Moghadam

By the way, if you end up doing a deal with DHL and you know something about DHL that is non-public you can’t trade on DHL either.

Deborah Briones

Yes, absolutely.

Hamid Moghadam

Or any public company, for that matter.

Audience Member

[Inaudible]

Hamid Moghadam

There are actually a couple.  If you, and I don’t - my head is a little fuzzy at the moment - but, if you go to the Investor Presentation right around page 9, as I remember it, there’s that list of the top ten customers, and to me, two or three of them we didn’t have, or at least we didn’t have in the top 25.  Unilever, for example is a pretty big customer of theirs that we don’t have.  There are a few.  There are not a ton.

Hamid Moghadam

Yeah, private capital on customer side:  they actually have a very interesting private capital client base of very large, they tend to be much larger sovereign type or, like, 50 billion plus type entities than ours because their appetite for private capital was bigger than ours, so they raised money in bigger chunks than we did, which meant that they’ve got a nice base of really big, big funds, many of whom we share, but it really deepens the relationship with some of these funds.

Steve Callaway

Drew. And give me second to repeat on the panel, please.

Audience Member

[Inaudible]

Steve Callaway

So the question was: What will the benefits of scale and the growth beyond the merger point, beyond the date of merger of the combined company, look like?

Hamid Moghadam

Okay, so this is my editorial comment, this is not like a legal, all-the-lawyers-checked-it-out kind of statement, but I would say there are three types of benefits in a transaction like this. One is obviously synergies, and that is what everybody focuses on because they can add it up and figure it out and all that.  But to me, those are the least interesting and compelling benefits to the transaction.  If you are doing a deal just to cut costs, I think that is not good enough.  I think the real benefits are going to be in terms of costs to capital, both on the debt and equities side, that will come from additional liquidity.  For example, their bonds trade at about 200 over.  Actually, 230, 240 over.  We’re at like 180 over.  Combined with some of this leveraging, there’s no reason that we can’t be at 150 over today.  Now, you’re looking at 50 basis points – and these are just to give you a sense of numbers – and you figure out, you pick up 50 basis points, or maybe one multiple turn, on your equity cost of capital.  That can be huge.  This is going to be a 24 billion dollar enterprise in terms of on balance sheet.  100 basis points is 240 million dollars a year.  Do I think we’re going to have 240 million dollars of benefits from financing costs right away?  No.  I think it will take a long time.  We need to de-lever; we need to really create a lot of value; show that we deserve that lower risk premium.  But it’s on that order of magnitude.  That is the potential if we do it well.  That is three times the synergies we’re talking about.  So it’s much more compelling.  So I think cost of capital, whatever the number ends up being, and I don’t want you holding me to that number, but it’s on that order of magnitude, can be huge.  I think the ability to service your customers, do more business, and help out your customers in more places in the world, I think that is compelling and it’s very hard to quantify.  I don’t know whether that means we’ll do five build-to-suit more than we would individually, as companies.  I don’t know whether it just means that we’re going to be that much easier for our customers to do business with.  But there’s something pretty significant there that we don’t even know how to begin to scratch the surface.  So, I think all of those things are interesting benefits, that I think their realization would only depend on our imagination and creativity.  So, bottom line, I think those are the three categories, and add them up any way you want, but they’re very significant.

Steve Callaway

Any more questions from the audience?  Pete.

Audience Member

Our vision is about a billion dollars of performance a year.

Tom Olinger

Development?

Audience Member

Yes.  Well, all analysts, you know, we are going grow, you know. [inaudible]

Tom Olinger

It’s actually higher, but go ahead.

Audience Member

 So, what is that number going to be, do you think, now, and how long will it take them to get to that run rate after we close?

Steve Callaway

Can you repeat the question?

Tom Olinger

So, the question is:  Looking at our 2015 plan, and our deployment in that plan was roughly 10 billion dollars over the next 5 years, how does that deployment picture change on a go-forward basis?

Tom Olinger

You know, at a high level, from what we’ve looked at, we do think that from a development standpoint, from the steady run rate, say, getting out two years, we could probably [inaudible] the company doing about two and a half billion dollars of total development.  And that’s really a function of what they think they can do and what we think they can do and what we can do and put it together.  It doesn’t contemplate right now what Hamid’s talking about, but I would suspect that we will do more on a combined basis than each one of us individually thinks we can do. The other key to that would be, we think we can fund all of our deployment needs really with recycling capital.  That’ll be the one thing that you’ll see that’ll be different.  We’ll continue to use our funds like we’d planned, but we also have, as Hamid mentioned, exit markets that are out there that can be a significant source of liquidity, just like our assets we’ve developed that we’ve now held on our balance sheet - call it Japan, or in Mexico or in Canada - those assets will ultimately end up in some sort of a fund structure or a joint venture.  That will create a lot of liquidity, so when Hamid talks about being able to build this world-class balance sheet – you know, a bullet-proof, top three REIT balance sheet, a lot of that’s predicated on recycling capital, and using that capital out of exit markets and going deeper in more strategic markets.

Steve Callaway

Go ahead, Ken.

Unknown

As a follow up to that [inaudible] get past integration then we can go back to the drawing board [inaudible].

Hamid Moghadam

[inaudible] We did the streamlining of the non-core markets back in the early 2000s, but there’s a lot opportunity to do that to the portfolio going forward.  Um, and I think in an order of magnitude there’s three or four billion dollars right away that we can see, and I think Drew’s latest number in our portfolio in terms of non-strategic sales was probably under the order of six or seven hundred million dollars remaining, maybe a little bit more - yeah close to a billion, and I would say theirs would be at least three times that. So that’s a lot of capital for future growth of business.  Really at the end of the day, if you look at how real estate companies make money, is on rental growth, and the most compelling opportunity for this combined company, and for AMB individually, is the recovery in market rents and occupancies that will roll through our earnings.  Now I’m very excited by that. I just think that is the best point in any cycle, this in my view 95, 96 in terms of that recovery, for those of you who’ve been around long enough, and that can be very powerful.

Tom Olinger

You know, I’d point out that when we talk about being able to fund the deployment with recycling capital it gets back to the bigger is not necessarily better, right?  This company combined will now have scale across the board in all markets so now we can really be more strategic and figure out which assets we want to hold long term; which ones we can sell.  We can be much more strategic and much more opportunistic around that.  So we’ll have that scale, and once you have that scale you can really be quite frankly much more entrepreneurial, and any asset can go any where, any time.  You know you don’t need to necessarily hold those assets because, gosh I need to have 4 billion dollars in Europe, or I just can’t support my overhead.  So that’s a huge advantage that we have that you don’t see when you put the numbers together because it’s just not there, but it’s clearly probably the biggest advantage we have.

Steve Callaway

Let’s try Aaron.

[Audience Member]

Can you talk about the importance of entrepreneurial and [inaudible]?  What is going to be the approach for insuring that that actually happens?  [Inaudible]

Hamid Moghadam

Yeah, the question is:  If being more entrepreneurial is an objective, what are you going to do to insure that?  I think there are basically three ways of doing that.  One is that it starts at every individual level, again it’s one of those things that it’s very hard to do top-down.  But I think there’s going to be so much stuff to do here that, I mean, that’s why I’m so excited about it.  There’s so many low-hanging fruit here in terms of what we can do as a combined company to service customers, to fine-tune the portfolio down to the core markets; there’s just a lot to be done.  And I think I’ve found that when people have a lot to do they become more efficient and more entrepreneurial because they’re excited.  When they’re scratching their heads and sitting around, that’s when they do a lot of sort of chatting around and not being very productive and playing politics.  So I’m hoping that the volume of work that we have to do will make us more entrepreneurial.  So that’s one thing.  Two is that I think as we move from a functional organization to a geographical organization, and we’re going to keep that approach, and we’ve decentralized not only P&L but also balance sheets and decision making in terms of capital allocation and all that, our leaders in the local fields are basically our MDs today and are functional equivalents going forward, are going to own a series of smaller businesses - mind you these smaller businesses are now a hundred million square feet - which means they’re more than twice as big as AMB was when we went public.  Our U.S. [inaudible] are going to be over one hundred million feet big, and we’re going to have close to three hundred fifty, three hundred sixty million feet in the US alone, forget about the other places.  But breaking down the company into smaller pieces, and providing P&L [inaudible] accountability I think is the second way.  And finally, the reward systems.  I think it’s really important that people make money in the company, make really good money in this company, if the shareholders make good money in the company, and the more alignment we can create between investors and shareholders and people’s compensation and opportunity set, I think the more entrepreneurial we can make it be.  But at the end of the day, these are all the conditions for how to be entrepreneurial; but it’s how people behave when in those conditions that’s important.

Steve Callaway

Right.  Jill.

Audience Member

[Inaudible]

Hamid Moghadam

Okay, Jill’s question was around stock price and my comments about NAV trading at a discount, and what I think about ProLogis’ discount, and how I think the two companies will do stock-wise.  Let me take the last one first:  I have no idea, and nobody else does either.  I can tell you, relative to the REIT market, and relative to other companies in our business, I think we’ll do extremely well.  But whether we’re going to have a financial crisis or somebody’s going to do something stupid in Ireland, I don’t know.  I mean the world is a dangerous place.   But I think on a relative basis, we’ll do very, very well.  In terms of a discount to NAV, I think I made this statement two analyst calls ago that AMB’s stock was 30-50% under NAV.  The stock at that time was under 24, and today we’re at 33, and I got a bunch of chuckles from analysts and some nasty headlines, you know I was right, they were wrong.  So we have moved 9 dollars and 24 based on 24, so we have moved 30, 40% over that number.  We laid out our thoughts about NAV at our investor conference in September, and I think the range of NAV that we came up with in a very detailed bottoms-up analysis was 32 to 36 dollars a share.  There’s nothing that makes me think that we’re lower than that.  I think that range may have moved up a little bit as cap rates have continued to decline.  I haven’t run the numbers, but maybe if I were to do that math again, my guess would be maybe 34 to 38 dollars a share or something like that, but I haven’t done the math.  It’s on that order of magnitude.  So I think we’re a little discount - less discount compared to NAV - but we’re a discount compared to NAV.  On ProLogis’ side I’d say it’s similar.  Their discount will appear larger because there’s more leverage.  So if you think the assets are worth 5% more or less the equity, in their case will move around a lot more because there’s more leverage.  But I think the industrial sector is one of the few sectors in the REIT business where it does create discounts in NAV.  Any more questions?

Steve Callaway

Okay great, let me just ask one to Nancy to close on, thinking about next steps here.  What can employees look towards as far as updates and next steps and that sort of thing?

Nancy Hemmenway

As we learn more information, we will keep you guys posted.  We’ll probably do another call-in, and we’ll do it when we have something more to say.  In the interim, if you have any questions, and I can’t stress this enough because it is a very awkward time, it is a very uncertain time, so if something is causing you to stay up at night, go talk to somebody who can hopefully help you find an answer, if there is an answer.  Either come to one of us up here, go to your supervisor, just ask the question.  I’d rather have you ask it than not be able to sleep at night.  If we can answer it, we will; if we can’t, we won’t, but we’ll let you know when we can.  But it is our intention, um, Hamid will continue doing these videos, we’ll continue doing these call-ins as more information unfolds.

Steve Callaway

Anybody want to close?

Tom Olinger

I would just add that we need open communication both ways, commit to being honest and forthright, like we always are, right away.  We’ll move as fast as we can.  Speed is important here for everybody, just as important as it is for us, the team, but we’re not going to rush.  You know, these are difficult decisions that we all need to make together, and we’ll go as fast as we can for everybody.  And I’ll just reiterate that if you have questions, let’s communicate, reach out, let’s talk, and work through this together.

Hamid Moghadam

So, my final comment is this.  It doesn’t - the opportunity to build an industry with a competing company does not come that often, in any one of our careers.  I think we’re at that moment here.  This company will be unparalleled in the real estate business.  And I feel very fortunate to be a part of that, and I really look forward to actually realizing the vision that we’ve now talked about with our shareholders and with you and all that.  I think that’s a huge responsibility on many of us to make sure that vision is realized.  I realize fully that there will be some people who will not be a part of the organization going forward, some people don’t like to talk about it, but that’s the honest truth.  I can tell you that we have a 27, 28 year track record of dealing with people with dignity and being generous when we manage these kinds of processes.  They’re not pleasant for anyone, including us, to have to make these tough decisions.  We’ll make them; we’ll make them as quickly as we can.  And we will be very, very professional in the way we handle this.  And I can guarantee you that the biggest priority of all of us is the minute we make those decisions is to try and help our colleagues who are going to be looking elsewhere.  So you have that promise from me.  Thank you.